SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement | Lisbon | 23 June 2015

Material fact disclosed by Oi

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (BOVESPA: OIBR3, OIBR4; NYSE: OIBR.C and OIBR) (“Oi” or the Company”) informs its shareholders and the market in general that it has concluded the issuance of foreign currency denominated 5.625% Senior Notes due 2021 through its wholly-owned subsidiary Oi Brasil Holdings Coöperatif UA (“Oi Holanda”), in the aggregate principal amount of €600,000,000 (the “Notes”). Interest due on the Notes will accrue at a rate of 5.625% per annum and will be paid annually. The Notes are unconditionally and irrevocably guaranteed by the Company and will be listed on the Global Exchange Market of the Irish Stock Exchange (the “Issuance”).

The Company used or will use the proceeds from the Issuance to (i) repurchase a portion of the outstanding balance of each of the (a) 5.625% Notes due 2016 issued by Portugal Telecom International Finance B.V. (“PTIF”); (b) 4.375% Notes due 2017 issued by PTIF; (c) 5.242% Fixed Rate Notes due 2017 issued by PTIF; and (d) 5.125% Notes due 2017 issued by the Company (collectively, the “Old Notes”), and (ii) the remaining proceeds to pre-pay or refinance other Company debt.

The total amount repurchased of each of the Old Notes is described in the table below:

Old Notes	Amount Repurchased
5.625% Notes due 2016	€56,925,000
4.375% Notes due 2017	€115,877,000
5.242% Fixed Rate Notes due 2017	€0
5.125% Notes due 2017	€148,735,000
Total Amount Repurchased	€321,537,000

The Notes were not registered in the United States in accordance with U.S. securities laws and may not be offered or sold in the United States or to United States persons, except pursuant to a registration statement or an exemption from registration in accordance with U.S. law. There was neither an intention to register the offering of such notes nor a public offering thereof in the United States. Since the Notes were neither offered nor distributed in Brazil, no registration of the offering was made with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM).

This communication does not constitute an offer to sell the Notes or a solicitation to purchase the Notes. The Notes will not be sold in any state or jurisdiction in which an offer to sell the Notes would be prohibited according to the securities laws of such state or jurisdiction.

Rio de Janeiro, June 22, 2015.

Flavio Nicolay Guimarães
Chief Financial Officer and Investor Relations Officer
Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.